Exhibit 99

               Contact:  Mr. F.R. Strawbridge, III - 215-629-6456
                         Mr. P.S. Strawbridge - 215-629-6607


PRESS RELEASE
from
STRAWBRIDGE & CLOTHIER - For Immediate Release - April 4, 1996


     Strawbridge & Clothier announced today that its Board of Directors had approved agreements for the sale of the assets of the Company. The transactions will consist of the sale of the department store assets in a tax free reorganization to The May Department Stores Company in exchange for May stock and the assumption of certain liabilities; the sale of the Clover stores to Kimco Realty Corporation for cash and the assumption of certain liabilities; and the liquidation of the Clover inventory and fixtures. Following these sales the Company will be liquidated and, after provision for liabilities not assumed by the buyers, the shareholders will receive May stock. Depending on the final amount of liabilities, it is presently estimated that shareholders will receive approximately four-tenths of a share of May stock for each share of the Company. The closing price of the May stock on the New York Stock Exchange on April 3, 1996 was $47 7/8. The transactions are subject to shareholder approval and antitrust clearance. It is anticipated that the Annual Shareholders' Meeting will be held in July and, if approved, that a substantial partial distribution of May stock will be made by September.
     The Board of Directors also declared a cash dividend of $0.275 per share on the Series A Common Stock and $0.25 per share

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on the Series B Common Stock payable May 1, 1996 to shareholders of record on April 15, 1996.
     Francis R. Strawbridge, Chairman of the Board and Peter S. Strawbridge, President said: "Although our preferred alternative from the outset has been to 'stay the course' and retain the Company's independence, it has become increasingly apparent that the economic environment made that objective not viable without taking substantial steps to reduce expenses to levels that would change significantly the basic character of the business and reduce customer service for which we have a long-standing national reputation. Consequently, the Board believes that this sale will be in the best interests of our shareholders and associates."
     The May Department Stores Company, a highly respected national department store group, will retain the "Strawbridge" name and provide opportunities for our associates and shareholders.